Act: 1934
Section: 12H
Rule:
Public Availability: 2/5/2010

February 5, 2010



Received SEC
FEB 05 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sun Microsystems, Inc.
Incoming letter dated February 3, 2010

Based on the facts presented, the Division will not object if Sun stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended December 27, 2009. In reaching this position, we note that Sun has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and S-3, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Sun will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended December 27, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.



10010617

Sincerely,

Kim McManus
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2010

Mail Stop 4561

John M. Newell
Latham and Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538

Re: Sun Microsystems, Inc.

Dear Mr. Newell:

In regard to your letter of February 3, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

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Securities Exchange Act of 1934:
Section 12(h) and Rule 12h-3, and
Sections 13(a) and 15(d)

February 3, 2010

VIA EMAIL (cfletters@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sun Microsystems, Inc. (File No. 0-15086)

Ladies and Gentlemen:

We are writing on behalf of our client, Sun Microsystems, Inc., a Delaware corporation ("Sun"), and a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation ("Oracle"), to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it concurs in Sun's view that the updating of Sun's Registration Statements (as defined below) during the fiscal year ending June 30, 2010 ("fiscal 2010") pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") would not preclude Sun from relying upon Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to suspend Sun's duty under Section 15(d) of the Exchange Act to file with the Commission the reports required by Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to Sun's Common Stock, Convertible Notes, and Deferred Compensation Obligations, each as defined below, with respect to fiscal 2010, including the suspension of Sun's duty to file on or before February 5, 2010 its Quarterly Report on Form 10-Q for the quarter ended December 27, 2009 and subsequent reports. Sun has authorized us to make the statements set forth in this letter on its behalf.

I. Background

Oracle and Soda Acquisition Corporation, a wholly-owned subsidiary of Oracle ("Merger Sub"), entered into an Agreement and Plan of Merger with Sun, dated as of April 19, 2009 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement: Sun filed a cash merger proxy statement with the Commission in May 2009; the stockholder vote approving the Merger occurred at a special meeting of Sun stockholders on July 16, 2009; and the merger of Merger Sub with and into Sun (the "Merger") was completed on January 26, 2010.

As a result of the Merger:

- Merger Sub was merged with and into Sun, with Sun surviving as a wholly-owned subsidiary of Oracle;

- each share of common stock, par value $0.001 per share, of Sun (the "Sun Common Stock") issued and outstanding at the effective time of the Merger was canceled and automatically converted into the right to receive an amount of cash equal to $9.50 per share, without interest (the "Merger Consideration") (subject to the rights of dissenters who have validly exercised appraisal rights);[1]

- each stock option that was unexercised and each restricted stock unit award denominated in shares of Sun Common Stock that were held by employees of, or consultants to, Sun or its subsidiaries and that were outstanding immediately prior to the effective time of the Merger was assumed by Oracle and automatically converted into an option to purchase or restricted stock unit award denominated in that number of shares of Oracle common stock equal to the product of (A) the number of shares of Sun Common Stock subject to such option or restricted stock unit award and (B) a fraction, the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Oracle common stock over the five trading days immediately preceding (but not including) the effective time of the Merger;

- each stock option and restricted stock unit award that was outstanding immediately prior to the effective time of the Merger and not assumed by Oracle was canceled, and the holder of each such option or restricted stock unit award (whether vested or unvested) was entitled to receive an amount of cash equal to the product of (A) the number of shares of Sun Common Stock subject to such option or restricted stock unit award and (B) the excess, if any, of the

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[1] One record holder of Sun Common Stock has purported to exercise appraisal rights under Delaware law, with respect to approximately 1,500 shares of Sun Common Stock. As a result of the Merger, all shares of Sun Common Stock which are the subject of properly-made appraisal demands under Delaware law were canceled and converted into the right to receive such consideration as may be determined to be due to the holders of such shares pursuant to Section 262 of the Delaware General Corporation Law.

Merger Consideration over any exercise price per share of Sun Common Stock subject to such option or restricted stock unit award, less any required withholding taxes;

- each of Sun's 0.625% Convertible Senior Notes due February 1, 2012 (the "2012 Notes") and 0.75% Convertible Senior Notes due February 1, 2014 (the "2014 Notes", and, collectively with the 2012 Notes, the "Convertible Notes") became convertible solely into cash (and no longer convertible into Sun Common Stock), with the holders of the Convertible Notes also having the right to require Sun to repurchase their Convertible Notes for cash;

- each warrant to purchase Sun Common Stock issued and outstanding immediately prior to the Merger was converted into the right to receive a cash payment for such warrants; and

- each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of Sun Common Stock.

Sun's most recently completed fiscal year ended on June 30, 2009. Prior to the Merger, the Sun Common Stock was listed and traded on the NASDAQ Stock Market LLC.

In connection with the Merger, Sun's stock-transfer agent, BNY Mellon, N.A., closed the Sun Common Stock transfer books on January 26, 2010. Also on January 26, 2010, following the closing of the Merger, the NASDAQ Stock Market LLC filed with the Commission a notification on Form 25 (the "Sun Form 25") indicating that Sun Common Stock had been removed from listing and registration under Section 12(b) of the Exchange Act. Pursuant to Rule 12d2-2(d)(1), the Sun Form 25 will be effective to delist the Sun Common Stock on February 5, 2010.

In January 2007, Sun issued the 2012 Notes and the 2014 Notes, each to two investors, in a private placement exempt from registration under Section 4(2) of the Securities Act. Neither of the indentures governing the 2012 Notes and the 2014 Notes nor any documents related thereto required Sun to submit, provide or file reports under the Exchange Act with the Commission if the Company is no longer subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. As noted above, as a result of the Merger, the Convertible Notes became convertible solely into cash (and no longer convertible into Sun Common Stock), with the holders of the Convertible Notes also having the right to require Sun to repurchase their Convertible Notes for cash. Following the Merger, on January 28, 2010, Sun consummated the repurchase of all of the outstanding Convertible Notes from the holders. The Convertible Notes were immediately thereafter retired and extinguished, and Sun received a satisfaction and discharge of all payment and covenant obligations of Sun under the 2012 Note and 2014 Note indentures. Sun is therefore not required by the indentures or any documents related thereto to submit, provide or file reports under the Exchange Act with the Commission, the trustees under the indentures, or any third parties, and Sun will not do so on a voluntary basis or otherwise.

Under deferred compensation arrangements that Sun had made available to its non-executive directors and eligible employees under Sun's 2005 U.S. Non-Qualified Deferred Compensation Plan (the "Sun DCP"), the participants were entitled to elect to defer the receipt of their compensation, and the Sun DCP permits the participants to index the return on those monies off of a number of investment return alternatives. Under the Sun DCP, deferred compensation obligations may only be satisfied in cash. Sun took action to freeze the DCP effective on December 31, 2009, and plan participants were no longer permitted to make deferrals. On January 25, 2010, Sun terminated the Sun DCP. As a result of the Sun DCP termination, the outstanding deferred compensation obligations were cancelled and converted into the right of each plan participant to receive a lump sum cash payment equal to the participant's account balance on January 29, 2010.

II. Registration Statements Effective and Outstanding

As of the effective time of the Merger, Sun had on file with the Commission the registration statements listed below (collectively, the "Registration Statements"), under which securities may remain available for issuance. Each of the Registration Statements was updated for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), on August 28, 2009 when Sun filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

- WKSI "automatic shelf registration statement" on Form S-3 filed on May 10, 2007 (File No. 333-142795) and immediately effective, which registered the Convertible Notes and the shares of Sun Common Stock issuable upon conversion of the Convertible Notes (the "2007 Form S-3ASR"). Sun filed a post-effective amendment to this registration statement on January 27, 2010, to remove from registration any unsold securities remaining under that registration statement. Such post-effective amendment became effective upon filing.

- Registration statements on Form S-8 registering the issuance of Sun Common Stock, which are set forth on Annex A hereto. Sun filed post-effective amendments to these registration statements on Form S-8 on January 27 and/or February 1, 2010, to remove from registration any unsold securities remaining under each such registration statement. Each such post-effective amendment became effective upon filing.

- Registration statements on Form S-8 registering the issuance of deferred compensation obligations under the Sun DCP, which are set forth on Annex B hereto. Sun filed post-effective amendments to these registration statements on Form S-8 on January 27 and/or on February 1, 2010, to remove from registration any unsold securities remaining under each such registration statement. Each such post-effective amendment became effective upon filing.

III. Exchange Act Reporting Obligations

Prior to the Merger, the only classes of securities that Sun had outstanding were the Sun Common Stock, the Convertible Notes, the Deferred Compensation Obligations, and the warrants, options and restricted stock units described above. After the Merger, the only classes of securities that Sun had outstanding were the Sun Common Stock and the Convertible Notes. After the Merger, Sun currently has the following reporting obligations under the Exchange Act with respect to the Sun Common Stock, the Convertible Notes and the Deferred Compensation Obligations. Sun has no reporting obligations under the Exchange Act with respect to any other classes of securities other than those described below.

(a) Sun Common Stock

Prior to the Merger, Sun had reporting obligations under Section 13(a) of the Exchange Act with respect to the Sun Common Stock as a result of the registration of such securities under Section 12(b) of the Exchange Act. The Sun Common Stock was listed on NASDAQ prior to NASDAQ's conversion to a national securities exchange in 2006, and accordingly the Sun Common Stock is also registered under Section 12(g) of the Exchange Act.

Following the closing of the Merger, on January 26, 2010, the NASDAQ Stock Market LLC filed a Form 25 with the Commission. As a result, on February 5, 2010, the delisting of the Sun Common Stock will be effective, and, pursuant to Rule 12d2-2(d)(5), Sun's duty to file reports under Section 13(a) of the Securities Act solely because the registration of the Sun Common Stock under Section 12(b) will be suspended on that date.

Upon the effectiveness of the delisting, however, pursuant to Rule 12d2-2(d)(6), Sun's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the Sun Common Stock under Section 12(g) of the Exchange Act will be revived. As a result, on February 5, 2010, Sun will file a Form 15 to deregister the Sun Common Stock under Section 12(g) pursuant to Rule 12g-4(a)(1) of the Exchange Act, because the Sun Common Stock will be held of record by less than 300 persons. Pursuant to Rule 12g-4(b), Sun's duty to file any reports under Section 13(a) of the Exchange Act because of the registration of the Sun Common Stock under Section 12(g) will be suspended immediately upon Sun's filing of the Form 15. No other reporting obligation under Section 12(g) will arise pursuant to Rule 12g-2 with respect to the Sun Common Stock.

Upon the suspension of its Exchange Act reporting obligations relating to the Sun Common Stock under Section 12(b) and Section 12(g), however, Sun will again become subject to the reporting obligations of Section 15(d) relating to the Sun Common Stock, because the 2007 Form S-3ASR and the registration statements on Form S-8 set forth on Annex A were automatically updated in fiscal 2010 pursuant to Section 10(a)(3) of the Securities Act upon the filing on August 28, 2009 of Sun's Annual Report on Form 10-K for fiscal 2009. As discussed below, Sun will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Sun Common Stock but for the provisions of paragraph (c) of Rule 12h-3.

(b) Convertible Notes

In January 2007, Sun issued the Convertible Notes in a private placement. Pursuant to a registration rights agreement among the purchasers and Sun, on May 10, 2007, Sun filed the 2007 Form S-3ASR described above, which registered for resale the Convertible Notes and the shares of Sun Common Stock issuable upon conversion of the Convertible Notes. However, no sales were made under the 2007 Form S-3ASR. A post-effective amendment deregistering all securities that remained unsold under the 2007 Form S-3ASR was filed on January 27, 2010 and was immediately effective. As discussed above, following the Merger, on January 28, 2010, Sun consummated the repurchase of all of the outstanding Convertible Notes from the holders. The Convertible Notes were immediately thereafter retired and extinguished, and Sun received a satisfaction and discharge of all payment and covenant obligations of Sun under the 2012 Note and 2014 Note indentures. Therefore, none of the Convertible Notes remain outstanding.

The Convertible Notes were never registered pursuant to Section 12 of the Exchange Act. Sun is subject to the reporting obligations of Section 15(d) relating to the Convertible Notes because the 2007 Form S-3ASR was automatically updated in fiscal 2010 pursuant to Section 10(a)(3) of the Securities Act upon the filing on August 28, 2009 of Sun's Annual Report on Form 10-K for fiscal 2009. As discussed below, Sun will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Convertible Notes but for the provisions of paragraph (c) of Rule 12h-3.

(c) Deferred Compensation Obligations

Sun has also issued deferred compensation obligations (the "Deferred Compensation Obligations") under the Sun DCP. These obligations were registered on Forms S-8 set forth on Annex B hereto. Sun filed post-effective amendments to these registration statements on Form S-8 on January 27 and/or February 1, 2010, to remove from registration any unsold securities remaining under such registration statements. Each such post-effective amendment on Form S-8 became effective upon filing.

Sun took action to freeze the Sun DCP, effective on December 31, 2009. After that date, plan participants were no longer permitted to make deferrals under the Sun DCP. On January 25, 2010, Sun terminated the Sun DCP. As a result of the Sun DCP termination, the outstanding Deferred Compensation Obligations were cancelled and converted into the right of each plan participant to receive a lump sum cash payment equal to the participant's account balance on January 29, 2010. Therefore, none of the Deferred Compensation Obligations remain outstanding.

The Deferred Compensation Obligations were never registered pursuant to Section 12(g) of the Exchange Act, nor were they required to be so registered. Sun is subject to the reporting obligations of Section 15(d) relating to the Deferred Compensation Obligations because the registration statements on Form S-8 set forth on Annex B were automatically updated in fiscal 2010 pursuant to Section 10(a)(3) of the Securities Act upon the filing of Sun's Annual Report on Form 10-K for fiscal 2009. As discussed below, Sun will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Deferred Compensation Obligations but for the provisions of paragraph (c) of Rule 12h-3.

IV. Discussion

Rule 12h-3 permits an issuer to suspend, immediately upon filing of a Form 15, the duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act with respect to a class of securities, if (i) the issuer has filed all reports required by Section 13(a) for its most recent three fiscal years and the portion of the current year preceding the date of filing of the Form 15 and (ii) the class of securities is held of record by less than 300 persons.

Sun has filed all reports required by Sections 13(a) for its fiscal years ended June 30, 2009, 2008 and 2007 and for the current fiscal year, including a Current Report on Form 8-K reporting the closing of the Merger. In addition, each class of securities of Sun is held of record by less than 300 persons. Therefore, Sun will qualify for the suspension of its reporting obligations under Section 15(d) pursuant to Rule 12h-3 in respect of Sun Common Stock, the Convertible Notes, and the Deferred Compensation Obligations but for the provisions of paragraph (c) of Rule 12h-3.

Rule 12h-3(c) states that the rule is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. As discussed above, several of Sun's outstanding registration statements were automatically updated for purposes of Section 10(a)(3) of the Securities Act, upon the filing on August 28, 2009 of Sun's Annual Report on Form 10-K for fiscal 2009.

We respectfully submit that Sun should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons:

(a) Sun Satisfies the Requirements of Rules 12h-3(a) and (b)

Sun meets all requirements of Rules 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). Sun has filed all reports required by Section 13(a) for its fiscal years ended June 30, 2009, 2008 and 2007 and for the current fiscal year, including a Current Report on Form 8-K reporting the closing of the Merger. Sun advises the Staff that, as of the date of this letter, Sun is current in its reporting obligations under the Exchange Act. In addition, Sun represents that, as of the date that the Form 15 to suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3 is expected to be filed (subject to the Staff granting the relief requested in this letter), Sun will have filed all reports required by Section 13(a).

Moreover, no class of securities of Sun is held of record by more than 300 holders. As a result of the Merger, all of Sun's outstanding Common Stock is now owned of record by only one holder, which is Oracle. There are no holders of the Convertible Notes, which were repurchased by Sun and retired. Finally, there are no holders of Deferred Compensation Obligations because the obligations have been cancelled and converted into the right to receive a fixed cash sum.

(b) Purpose of Section 15(d) Will Not Be Undermined by Granting Sun Relief

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always necessary for public-policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* SEC Release No. 34-20263 (October 5, 1983) (the "Proposing Release").

These policy concerns are not at issue in Sun's situation. As a result of the Merger, all of Sun's Common Stock issued and outstanding prior to the Merger is now owned by Oracle, and all of Sun's outstanding warrants, options, restricted stock unit awards and other equity awards were canceled in exchange for a cash payment to the extent not assumed by Oracle and converted into options or restricted stock unit awards in respect of Oracle common stock. Therefore, at the time of filing of the Form 15, no outstanding rights to acquire Sun Common Stock will be outstanding. In addition, there are no remaining holders of Convertible Notes or Deferred Compensation Obligations. Additionally, Sun has filed post-effective amendments to all of the Registration Statements to deregister any remaining securities of Sun.

Thus, the concern about providing ongoing current information addressed by the Proposing Release does not apply here. Since there are no holders of Sun securities other than Oracle, and no investor will be able to purchase securities pursuant to the Registration Statements, the protection of Section 15(d) is no longer necessary or appropriate for the public interest or investor protection.

(c) Benefits of Periodic Reporting Do Not Outweigh the Filing Burdens

A further reason for granting Sun no-action relief is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). The Proposing Release stated that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." All securities of Sun are held solely by Oracle. Should Sun not be granted relief to suspend its reporting obligations under Section 15(d), Sun will be required to file periodic reports for the remainder of fiscal 2010. The preparation required for such filings would place a heavy burden on Sun due to the expense and dedication of management time required for the filings, which would be for the sole benefit of Oracle, which will already have access to any information that Oracle desires to obtain as the corporate parent of Sun.

(d) Prior No-Action Relief Granted With Respect to Rule 12h-3(c)

Finally, we respectfully submit that, in several analogous situations, the Staff recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein.[2] In each of these letters, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) during the fiscal year in question, the Staff took a no-action position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff confirm that it concurs in Sun's view that the updating of Sun's Registration Statements (as defined above) during fiscal 2010 pursuant to Section 10(a)(3) of the Securities Act would not preclude Sun from relying upon Rule 12h-3 under the Exchange Act to suspend Sun's duty under Section 15(d) of the Exchange Act to file with the Commission the reports required by Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to fiscal 2010, including the suspension of Sun's duty to file on or before February 5, 2010 its Quarterly Report on Form 10-Q for the quarter ended December 27, 2009 and subsequent reports.

Upon receiving the requested no-action position, Sun will thereafter file the Form 15 (designating Rules 12h-3(b)(1)(i) and 12g-4(a)(1) as the appropriate rule provisions relied upon to suspend the duty to file reports) on February 5, 2010, which is the date on which Sun's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Sun to file reports under the Exchange Act under the circumstances described herein.

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act and the nearness of the due date for Sun's Quarterly Report on

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[2] See, e.g., Charlotte Russe Holding, Inc. (avail. December 10, 2009), Medialink Worldwide Incorporated (avail. November 9, 2009), Wyeth (avail. November 4, 2009), SumTotal Systems, Inc. (avail. August 6, 2009), Hearst Television Inc. (avail. August 5, 2009), Westaff, Inc. (avail. May 19, 2009), PharmaNet Development Group (avail. May 8, 2009); UST Inc. (avail. February 18, 2009); Anheuser-Busch Companies, Inc. (avail. February 18, 2009); EnergySouth, Inc. (avail. December 11, 2008); ACE*COMM Corporation (avail. Sept. 26, 2008), Questar Assessment, Inc. (avail. June 13, 2008); Loudeye Corp. (avail. Nov. 7, 2006); WaveRider Communications Inc. (avail. Mar. 31, 2006); PacifiCare Health Systems, Inc. (avail. Mar. 16, 2006); IVAX Corporation (avail. Mar. 10, 2006); Unocal Corp. (avail. Oct. 21, 2005); 3333 Holding Corp., Centex Development Co. (avail. Mar. 17, 2004); CoorsTek, Inc. (avail. Aug. 14, 2003); PayPal, Inc. (avail. Nov. 13, 2002); ConocoPhillips (avail. Aug. 23, 2002); CoCensys, Inc. (avail. Nov. 10, 1999); DiMark Inc. (avail. May 29, 1996); Amgen Boulder Inc. (avail. Mar. 29, 1995); Dataproducts Corp. (avail. June 7, 1990); and Mtech Corporation (avail. Jan. 19, 1988).

Form 10-Q for the fiscal quarter ended December 27, 2009, request is hereby made that this matter be given expedited consideration.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please call me at (415) 395-8034, or Alex Cohen in our Washington, D.C. office at (202) 637-2284, to discuss any questions or comments you may have concerning this request.

Best regards,



John M. Newell
of LATHAM & WATKINS LLP

cc: Kim McManus, Esq. (Securities and Exchange Commission) (via email)
Alexander F. Cohen, Esq. (Latham & Watkins LLP)

ANNEX A

Registration statements on Form S-8 registering the issuance of Sun Common Stock

Registration Statement on Form S-8 (File No. 333-155155), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Employee Stock Purchase Plan, as amended.

Registration Statement on Form S-8 (File No. 333-147268), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 2007 Omnibus Incentive Plan.

Registration Statement on Form S-8 (File No. 333-138593), registering the issuance of shares of Sun Common Stock pursuant to the Neogent, Inc. 2001 Stock Incentive Plan.

Registration Statement on Form S-8 (File No. 333-128325), registering the issuance of shares of Sun Common Stock pursuant to the Storage Technology Corporation 1995 Equity Participation Plan and the Storage Technology Corporation 2004 Long Term Incentive Plan.

Registration Statement on Form S-8 (File No. 333-128324), registering the issuance of shares of Sun Common Stock pursuant to the SeeBeyond Technology Corporation 1998 Stock Plan.

Registration Statement on Form S-8 (File No. 333-127063), registering the issuance of shares of Sun Common Stock pursuant to the Tarantella, Inc. 2002 Incentive Stock Option Plan and the Tarantella, Inc. 2003 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-122586), registering the issuance of shares of Sun Common Stock pursuant to the SevenSpace, Inc. Amended and Restated 2000 Stock Incentive Plan.

Registration Statement on Form S-8 (File No. 333-114550), registering the issuance of shares of Sun Common Stock pursuant to the Kealia, Inc. Amended and Restated 2001 Stock Plan.

Registration Statement on Form S-8 (File No. 333-111968), registering the issuance of shares of Sun Common Stock pursuant to the Waveset Technologies, Inc. Amended and Restated 2000 Stock Plan.

Registration Statement on Form S-8 (File No. 333-109303), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Employee Stock Purchase Plan, as amended.

Registration Statement on Form S-8 (File No. 333-108639), registering the issuance of shares of Sun Common Stock pursuant to the Centerrun, Inc. 2000 Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-102920), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1989 French Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-101332), registering the issuance of shares of Sun Common Stock pursuant to the Pirus Networks, Inc. 2000 Stock Option Plan, as amended.

Registration Statement on Form S-8 (File No. 333-101323), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Long Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-100189), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. Equity Compensation Acquisition Plan.

Registration Statement on Form S-8 (File No. 333-98097), registering the issuance of shares of Sun Common Stock pursuant to the Afara WebSystems, Inc. 2000 Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-73218), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-68140), registering the issuance of shares of Sun Common Stock pursuant to the ISOPIA Inc. Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-62034), registering the issuance of shares of Sun Common Stock pursuant to the LSC, Incorporated 1992 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-61120), registering the issuance of shares of Sun Common Stock pursuant to the HighGround Systems, Inc. Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-59466), registering the issuance of shares of Sun Common Stock pursuant to the InfraSearch, Inc. 2000 Stock Plan, as amended.

Registration Statement on Form S-8 (File No. 333-56358), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. Equity Compensation Acquistion Plan.

Registration Statement on Form S-8 (File No. 333-52314), registering the issuance of shares of Sun Common Stock pursuant to the Cobalt Networks, Inc. Amended and Restated 1997 Employee Stock Plan, the Cobalt Networks, Inc. 1999 Director Option Plan, the 1999 Stock Option Plan of Chili!Soft, Inc., the 1998 Stock Option Plan of Chili!Soft, Inc. and the 1997 Stock Option Plan of Chili!Soft, Inc.

Registration Statement on Form S-8 (File No. 333-49788), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-48080), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. Equity Compensation Acquisition Plan.

Registration Statement on Form S-8 (File No. 333-45540), registering the issuance of shares of Sun Common Stock pursuant to the Gridware, Inc. 2000 Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-35796), registering the issuance of shares of Sun Common Stock pursuant to the Innosoft International, Inc. 1992 Stock Incentive Plan and the Innosoft International, Inc. 1999 Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-90907), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-89391), registering the issuance of shares of Sun Common Stock pursuant to the Forte Software, Inc. 1996 Stock Option Plan and the Forte Software, Inc. 1997 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-86267), registering the issuance of shares of Sun Common Stock pursuant to the Star Division Corporation 1998 Stock Plan.

Registration Statement on Form S-8 (File No. 333-72413), registering the issuance of shares of Sun Common Stock pursuant to the MAXSTRAT Corporation 1994 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-67183), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. Equity Compensation Acquisition Plan and the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 333-65531), registering the issuance of shares of Sun Common Stock pursuant to the i-Planet, Inc. 1996 Stock Option/Stock Issuance Plan.

Registration Statement on Form S-8 (File No. 333-62987), registering the issuance of shares of Sun Common Stock pursuant to the NetDynamics, Inc. 1995 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-59503), registering the issuance of shares of Sun Common Stock pursuant to the Red Cape Software, Inc. 1996 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-40677), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Employee Stock Purchase Plan and the Sun Microsystems, Inc. 1988 Directors' Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-40675), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1997 French Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-38163), registering the issuance of shares of Sun Common Stock pursuant to the Integrity Arts, Inc. 1996 Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-34543), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. Equity Compensation Acquisition Plan.

Registration Statement on Form S-8 (File No. 333-15179), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1989 French Stock Option Plan.

Registration Statement on Form S-8 (File No. 333-09867), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. Equity Compensation Acquisition Plan.

Registration Statement on Form S-8 (File No. 333-01459), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Employee Stock Purchase Plan and the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan

Registration Statement on Form S-8 (File No. 33-56577), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1990 Employee Stock Purchase Plan and the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 33-51129), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1988 Directors' Stock Option Plan and the Sun Microsystems, Inc. 1989 French Stock Option Plan.

Registration Statement on Form S-8 (File No. 33-38220), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1984 Employee Stock Purchase Plan, the Sun Microsystems, Inc. 1990 Employee Stock Purchase Plan and the Sun Microsystems, Inc. 1990 Long-Term Equity Incentive Plan.

Registration Statement on Form S-8 (File No. 33-33344), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1982 Incentive Stock Option Plan, the Sun Microsystems, Inc. 1984 Employee Stock Purchase Plan, the Sun Microsystems, Inc. 1987 Stock Option Plan and the Sun Microsystems, Inc. Restricted Stock Plan.

Registration Statement on Form S-8 (File No. 33-28505), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1989 French Stock Option Plan.

Registration Statement on Form S-8 (File No. 33-25860), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1982 Incentive Stock Option Plan, the Sun Microsystems, Inc. 1984 Employee Stock Purchase Plan and the Sun Microsystems, Inc. 1988 Directors' Stock Option Plan.

Registration Statement on Form S-8 (File No. 33-18602), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1982 Incentive Stock Option Plan, the Sun Microsystems, Inc. Restricted Stock Plan and the Sun Microsystems, Inc. 1984 Employee Stock Purchase Plan.

Registration Statement on Form S-8 (File No. 33-15271), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1987 Stock Option Plan.

Registration Statement on Form S-8, as amended (File No. 33-11154), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1982 Incentive Stock

Option Plan, the Sun Microsystems, Inc. Restricted Stock Plan and the Sun Microsystems, Inc. 1984 Employee Stock Purchase Plan.

Registration Statement on Form S-8 (File No. 33-09293), registering the issuance of shares of Sun Common Stock pursuant to the Sun Microsystems, Inc. 1982 Incentive Stock Option Plan, the Sun Microsystems, Inc. Restricted Stock Plan and the Sun Microsystems, Inc. 1984 Employee Stock Purchase Plan.

ANNEX B

Registration statements on Form S-8 registering the issuance of Deferred Compensation Obligations

Registration Statement on Form S-8 (File No. 333-131507), registering deferred compensation obligations of Sun pursuant to the Sun Microsystems, Inc. 2005 U.S. Non-Qualified Deferred Compensation Plan.

Registration Statement on Form S-8 (File No. 333-150787), registering deferred compensation obligations of Sun under the Sun Microsystems, Inc. 2005 U.S. Non-Qualified Deferred Compensation Plan.

Registration Statement on Form S-8 (File No. 333-34651), registering deferred compensation obligations of Sun pursuant to the Sun Microsystems, Inc. U.S. Non-Qualified Deferred Compensation Plan. Effective on December 31, 2008, the U.S. Non-Qualified Deferred Compensation Plan was merged into the 2005 U.S. Non-Qualified Deferred Compensation Plan.